UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Change of Director

On June 13, 2024, Ms. Xuejie Lyu tendered her resignation as an Independent Director, Chair of the Audit Committee, Chair of the Compensation Committee, and a member of the Nomination Committee, the Governance Committee and the Enterprise Risk Oversight Committee of ZK International Group Co., Ltd. (the “Company”). Ms. Lyu’s decision to resign did not arise or result from any disagreement with the Company.

Effective on June 13, 2024, the Board of Directors (the “Board”) appointed Hedong Xu to serve as an Independent Director, Chair of the Audit Committee, Chair of the Compensation Committee, and a member of the Nomination Committee, the Governance Committee and the Enterprise Risk Oversight Committee of the Company to fill in the vacancy created by Ms. Lyu’s resignation until the Company’s next general meeting of shareholders called for the election of directors and until her successors have been duly elected and qualified.

The biographical information of Mr. Xu is set forth below:

Hedong Xu, age 48

Mr. Hedong Xu is a seasoned financial professional with over two decades of experience. Mr. Xu has served as the managing partner at Wenzhou Dexin Certified Public Accountants Co., Ltd. since April 2018. Previously, he served as senior partner and department manager at Wenzhou Oujiang Certified Public Accountants Co., Ltd. from January 2006 to March 2018. In 2018, Mr. Xu founded Zhejiang Guanzhongtang Health Industry Co., Ltd., a company focusing on healthcare and agricultural tourism. In 2012, Mr. Xu founded Wenzhou Oujia Enterprise Service Co., Ltd., a company specializing in corporate and tax consulting services. Mr. Xu holds a mid-level accountant certification, and he is also qualified as a Certified Public Accountant, Certified Real Estate Appraiser, and Certified Asset Appraiser. Mr. Xu has engaged in a wide array of services including financial analysis, risk assessment, internal control and advisory services for investment and financing projects, corporate mergers and acquisitions, and shareholding system reforms. Mr. Xu received his bachelor’s degrees in accounting from the Open University of China.

The Board has determined Mr. Xu is an independent director under the applicable rules and regulations of the U.S. Securities and Exchange Commission and rules of The Nasdaq Stock Market (“Nasdaq”). He has no family relationships with any of the executive officers or directors of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Xu was selected as a director. Moreover, the Board has determined that Mr. Xu is an audit committee financial expert as defined by Item 407 of Regulation S-K and, as such, the Board has determined that Mr. Xu is financially sophisticated as defined by rules of Nasdaq.

On July 10, 2024, the Company entered into a director offer letter with Mr. Xu pursuant to which Mr. Xu shall receive an annual compensation of RMB60,000 ($8,276), effective upon approval of the resolution, until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The foregoing descriptions of director offer letter to Mr. Xu is qualified in their entirety by reference to the full text thereof, which is attached as Exhibits 99.1 hereto and incorporated by reference herein.

Entry into a Material Agreement

On July 12, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Recruiter.Com Group, Inc. (NASDAQ: RCRT) (the “Target”), pursuant to which the Company agreed to purchase 2,000,000 shares of common stock of the Target at a price of US$1.00 per share (the “Investment”). The Company has an option to purchase additional 2,000,000 shares at $1.00 per share.

The Securities Purchase Agreement contain customary representations and warranties of the Company and the Target, indemnification obligations of the parties, and other obligations and rights of the parties. Additionally, the closing of the Investment is conditioned upon the consummation of certain matters, including but not limited to, the Target obtaining the approval of its majority stockholders of the issuance of shares and increase the number of authorized shares, and approval of The Nasdaq Stock Market LLC, if required, and the completion of due diligence by the Company, which shall be on or prior to the 30th day from the date of the Securities Purchase Agreement.

In addition, on July12, 2024, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Target such that the Target shall prepare and, as soon as practicable, but in no event later than 150 days after the Closing Date (as defined in the Securities Purchase Agreement), file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-3 covering the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement), provided that such registration statement shall include all of the Registrable Securities as of the date such registration statement is initially filed with the Commission; provided further that if Form S-3 is unavailable for such a registration of all the Registrable Securities, the Company shall use such other form as is required therein.

The form of the Securities Purchase Agreement is filed as Exhibit 99.2 and the form of the Registration Rights Agreement is filed as Exhibit 99.3 to this Report on Form 6-K. The foregoing summaries of the terms of this document is subject to, and qualified in their entirety by, such document, which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Director offer letter to Mr. Hedong Xu, dated July 10, 2024
99.2	Form of Securities Purchase Agreement
99.3	Form of Registration Rights Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZK INTERNATIONAL GROUP CO., LTD.

Date: July 23, 2024	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title	Chief Executive Officer and Chairman of the Board